FIRST AMENDMENT TO RIGHTS AGREEMENT

This First Amendment to Rights Agreement (“Amendment”) is made this 1st day of May, 2012, by and between Twin Disc, Incorporated (the “Company”) and Computershare Shareowner Services LLC (f/k/a Mellon Investor Services, LLC), as rights agent (“Rights Agent”).

WHEREAS, the Company and the Rights Agent are parties to that certain Rights Agreement, dated as of December 20, 2007 (the “Rights Agreement”); and

WHEREAS, the Rights Agreement contains terms defining “Acquiring Person;” and

WHEREAS, pursuant to Section 27 of the Rights Agreement, the Rights Agreement may be amended as set forth herein without the approval of the holders of the Rights prior to the date that any person becomes an Acquiring Person; and

WHEREAS, the Board of Directors of the Company has determined that it is in the best interests of the Company to amend the Rights Agreement to change such terms as set forth herein.

NOW, THEREFORE, in consideration of the agreements and covenants contained herein and in the Rights Agreement, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by the parties hereto, the parties hereto agree as follows:

1.      Amendment of Rights Agreement.  The parties hereto agree that the Rights Agreement is hereby amended as follows:
  A.      Section 1(a) of the Rights Agreement is amended in its entirety to read as follows:

(a)           “Acquiring Person” shall mean any Person (as hereinafter defined) who or which, together with all Affiliates and Associates (as such terms are hereinafter defined) of such Person, shall be the Beneficial Owner (as hereinafter defined) of 20% or more of the Common Shares then outstanding, but shall not include the Company, any Subsidiary (as hereinafter defined) of the Company, any employee benefit plan of the Company or any Subsidiary of the Company, or any Person holding Common Shares for or pursuant to the terms of any such plan. Notwithstanding the foregoing:

(i)           the term “Acquiring Person” shall not include any Person (an “Existing Holder”) who, at the Record Date, together with all Affiliates and Associates of such Existing Holder, was the Beneficial Owner of 20% or more of the shares of Common Stock then outstanding or who, after the Record Date, shall become the Beneficial Owner of 20% or more of the shares of Common Stock then outstanding as a result of any transfer by reason of the death of or by gift from any other Person who is an Affiliate or Associate of such Existing Holder or by succeeding such a Person as trustee of a trust existing on the Record Date, until such time as such Existing Holder or any Affiliate or Associate of such Existing Holder shall become the Beneficial Owner of any additional shares of Common Stock other than as aforesaid or any other Person who is the Beneficial Owner of any shares of Common Stock shall become an Affiliate or Associate of such Existing Holder, if after giving effect to such additional shares of the shares beneficially owned by such other Person, such Existing Holder, together with all Affiliates and Associates of such Existing Holder, shall be the Beneficial Owner of 30% of more of the shares of Common Stock then outstanding; and

(ii)           no Person shall become an “Acquiring Person” as the result of an acquisition of Common Shares by the Company which, by reducing the number of Common Shares outstanding, increases the proportionate number of Common Shares Beneficially Owned by such Person to 20% or more (30% or more in the case of an Existing Holder) of the Common Shares then outstanding; provided, however, that if a Person shall become the Beneficial Owner of 20% or more (30% or more in the case of an Existing Holder) of the Common Shares then outstanding by reason of acquisition of Common Shares by the Company and shall, after such acquisition by the Company, become the Beneficial Owner of any additional Common Shares, then such Person shall be deemed to be an “Acquiring Person”.

Notwithstanding the foregoing, if the Board of Directors of the Company determines in good faith that a Person who would otherwise be an “Acquiring Person”, as defined pursuant to the foregoing provisions of this paragraph (a), has become such inadvertently, and such Person divests as promptly as practicable a sufficient number of Common Shares so that such Person would no longer be an “Acquiring Person,” as defined pursuant to the foregoing provisions of this paragraph (a), then such Person shall not be deemed to be or have ever been an “Acquiring Person” for any purposes of this Agreement.
  B.      Section 3(c) of the Rights Agreement is amended in its entirety to read as follows

(c)           The Company shall cause certificates for Common Shares which become outstanding (including, without limitation, reacquired Common Shares referred to in the last sentence of this paragraph (c)) after the Record Date but prior to the earliest of the Distribution Date, the Redemption Date or the Final Expiration Date, to bear the following (or substantially similar) legend:

This certificate also evidences and entitles the holder hereof to certain rights as set forth in a Rights Agreement between Twin Disc, Incorporated and Mellon Investor Services LLC (now known as Computershare Shareowner Services LLC), Rights Agent, dated as of December 20, 2007 and amended as of May 1, 2012 (as amended, the “Rights Agreement”), the terms of which are hereby incorporated herein by reference and a copy of which is on file at the principal executive offices of Twin Disc, Incorporated. Under certain circumstances, as set forth in the Rights Agreement, such Rights will be evidenced by separate certificates and will no longer be evidenced by this certificate. Twin Disc, Incorporated will mail to the holder of this certificate a copy of the Rights Agreement without charge after receipt of a written request therefor. Under certain circumstances, as set forth in the Rights Agreement, Rights issued to any Person who becomes an Acquiring Person or any Affiliate or Associate thereof (as defined in the Rights Agreement), or the transferees thereof, may become null and void.

With respect to such certificates containing the foregoing legend, until the Distribution Date, the Rights associated with the Common Shares represented by such certificates shall be evidenced by such certificates alone, and the surrender for transfer of any such certificate shall also constitute the transfer of the Rights associated with the Common Shares represented thereby. In the event that the Company purchases or acquires any Common Shares after the Record Date but prior to the Distribution Date, any Rights associated with such Common Shares shall be deemed cancelled and retired so that the Company shall not be entitled to exercise any Rights associated with the Common Shares which are no longer outstanding.

  C.      Section 26 of the Rights Agreement is amended in its entirety to read as follows:

Section 26. Notices. Notices or demands authorized by this Agreement to be given or made by the Rights Agent or by the holder of any Right Certificate to or on the Company shall be sufficiently given or made if in writing and sent by overnight delivery service or first-class mail, postage prepaid, addressed (until another address is filed in writing with the Rights Agent) as follows:

Twin Disc, Incorporated
1328 Racine Street
Racine, WI  53403
Attention: Michael E. Batten

Subject to the provisions of Section 21 hereof, any notice or demand authorized by this Agreement to be given or made by the Company or by the holder of any Right Certificate to or on the Rights Agent shall be sufficiently given or made if sent by first-class mail, postage prepaid, addressed (until another address is filed in writing with the Company) as follows:

Computershare Shareowner Services LLC
2 North LaSalle Street – 3rd Floor
Chicago, IL 60602
Attention: Georg Drake

with a copy to:

Computershare Shareowner Services LLC
480 Washington Boulevard
Jersey City, New Jersey 07310
Attention: General Counsel

Notices or demands authorized by this Agreement to be given or made by the Company or the Rights Agent to the holder of any Right Certificate shall be sufficiently given or made if in writing and sent by overnight delivery service or by first-class mail, postage prepaid, addressed to such holder at the address of such holder as shown on the registry books of the Company.
  D.      The Summary of Rights to Purchase Preferred Shares (Exhibit C to the Rights Agreement) is amended to read as attached hereto.

2.      No Other Modification.   Other than as set forth in this Amendment, the terms and conditions of the Rights Agreement remain in full force and effect without modification thereto.

3.      Counterparts.  This Agreement may be executed in any number of counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument.

4.      Certification of the Company.  The undersigned officer of the Company, on behalf of the Company, certifies to the Rights Agent that this Amendment is in compliance with the terms of Section 27 of the Rights Agreement, that the Board of Directors of the Company has taken all steps necessary to authorize this Amendment, and that the Rights Agent is entitled to rely upon such certification.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed and attested, all as of the day and year first above written.

TWIN DISC, INCORPORATED

By: /s/  Michael E. Batten
Name: Michael E. Batten
Title: Chairman, Chief Executive Officer

COMPUTERSHARE SHAREOWNER SERVICES LLC, as Rights Agent

By: /s/  Georg Drake
Name: Georg Drake
Title:           Relationship Manager

EXHIBIT C

SUMMARY OF RIGHTS TO PURCHASE PREFERRED SHARES

On December 20, 2007, the Board of Directors of Twin Disc, Incorporated (the "Company") declared a dividend of one Right for each outstanding Common Share of the Company to shareholders of record at the Close of Business on June 30, 2008.  Each Right entitles the registered holder to purchase from the Company one four-hundredth of a share of Series A Junior Preferred Stock, without par value (the "Preferred Stock") at a Purchase Price of $125.00, subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement") between the Company and Mellon Investor Services, LLC (now known as Computershare Shareowner Services LLC), as Rights Agent, as amended by the First Amendment to the Rights Agreement dated May 1, 2012.

Initially, the Rights will be attached to the certificates representing outstanding Common Stock, and no separate Rights Certificates will be distributed. The Rights will separate from the Common Stock and a Distribution Date will occur upon the earlier of (i) ten days following a public announcement that a person or group of affiliated or associated persons has acquired, or obtained the right to acquire from shareholders, beneficial ownership of 20 percent or more of the outstanding Common Stock (or 30% in the case of any Person or group which owned 20% or more of the shares as of June 30, 2008 or who shall become the Beneficial Owner of 20% or more of the shares as a result of any transfer by reason of the death of or by gift from any other Person who is an Affiliate or an Associate of such existing holder or by succeeding such a Person as trustee of a trust existing on the Record Date ("Existing Holder")) or (ii) ten days following the commencement of a tender offer or exchange offer that would result in a person or group beneficially owning 20 percent or more of such outstanding Common Stock, as such periods may be extended pursuant to the Rights Agreement.

Until the Distribution Date, (i) the Rights will be evidenced by and will be transferred with and only with such Common Stock certificates, (ii) new Common Stock certificates issued after June 30, 2008 will contain a legend incorporating the Rights Agreement by reference, and (iii) the surrender for transfer of any certificates for Common Stock will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate.

The Rights are not exercisable until the Distribution Date and will expire at the Close of Business on June 30, 2018, unless earlier redeemed by the Company as described below.

As soon as practicable after the Distribution Date, Rights Certificates will be mailed to holders of record of the Common Stock as of the Close of Business on the Distribution Date, and thereafter, the separate Rights Certificates alone will represent the Rights. Except as otherwise determined by the Board of Directors, only Common Stock issued prior to the time the Rights become exercisable or issued upon exercise or conversion of rights, warrants, options or convertible securities issued prior to the time the Rights become exercisable will be issued with Rights.

In the event that any person becomes an Acquiring Person, each holder of a Right shall thereafter have the right to receive, upon exercise, in lieu of Preferred Stock, Common Stock of the Company having a value equal to two times the exercise price of the Right. However, rights are not exercisable as described in this paragraph until such time as the Rights are no longer redeemable by the Company as set forth below. Notwithstanding any of the foregoing, if any person becomes an Acquiring Person all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by an Acquiring Person will become null and void.

For example, at an exercise price of $125.00 per Right, each Right not owned by the Acquiring Person (or by certain related parties or transferees) following the event set forth in the preceding paragraph would entitle its holder to purchase $250.00 worth of Common Stock (or other consideration, as noted above) for $125.00. Assuming that the Common Stock had a per share value of $25.00 at such time, the holder of each valid Right would be entitled to purchase ten shares of Common Stock for $125.00.

In the event that, at any time following the Distribution Date, (i) the Company is acquired in a merger or other business combination transaction in which the Company is not the surviving corporation or in which the Common Stock is exchanged for stock or other securities or property, or (ii) 50 percent or more of the Company's assets or earning power is sold or transferred, each holder of a Right (except Rights which previously have been voided as set forth above) shall thereafter have the right to receive, upon exercise, common stock of the acquiring company having a value equal to two times the exercise price of the Right.

The Purchase Price payable, and the number of one four-hundredths of a share of Preferred Stock or other securities or property issuable upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Stock or the Common Stock, (ii) if holders of the Preferred Stock are granted certain rights or warrants to subscribe for Preferred Stock or convertible securities at less than the current market price of the Preferred Stock, (iii) if holders of Common Stock are granted certain rights or warrants to subscribe for Common Stock or convertible securities at less than the current market price of the Common Stock, or (iv) upon the distribution to holders of Preferred Stock or Common Stock of evidences of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).

With certain exceptions, no adjustment in the Purchase Price or the number of shares of Preferred Stock issuable upon exercise of a Right will be required until cumulative adjustments would require an increase or decrease of at least 1 percent. No fractional shares of Preferred Stock will be issued (other than fractions which are integral multiples of one four-hundredth of a share of Preferred Stock) and, in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Stock on the last trading date prior to the date of exercise.

At any time before a person becomes an Acquiring Person, the Company may redeem the Rights in whole, but not in part, at a price of $0.01 per Right, appropriately adjusted to reflect any stock split, stock dividend or similar transaction occurring after the date hereof.

Immediately upon the action of the Board of Directors ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the $.01 redemption price.

At any time after a person becomes an Acquiring Person, the Board of Directors of the Company may exchange the Rights (other than Rights owned by such person or group which have become null and void), in whole or in part at an exchange ratio of one share of Common Stock, or one four-hundredth of a share of Preferred Stock, per Right (subject to adjustment).

Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to shareholders or to the Company, shareholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Common Stock (or other consideration) of the Company or for common stock of the acquiring company as set forth above.

Under the terms of the Company's Restated Articles of Incorporation, after taking into account the two 2-for-1 stock splits of the Company's Common Stock, each one four-hundredth of a share of Preferred Stock, if issued, will entitle holders to quarterly dividend payments of $.05, or an amount equal to the dividend paid on one share of common stock, whichever is greater. Each one four-hundredth of a share of Preferred Stock, if issued, will entitle holders upon liquidation to receive a liquidation preference of $.25 plus an amount equal to accrued and unpaid dividends and distributions thereon, plus liquidation amounts equal to the amounts received on each share of the Company’s Common Stock after payment of a $.25 liquidation amount with respect to each share of the Company’s Common Stock. If shares of the Company’s Common Stock are exchanged via merger, consolidation, or a similar transaction, each one four-hundredth of a share of Preferred Stock will entitle holders to a per share payment equal to the payment made on one share of the Company’s Common Stock. The Company may redeem each one four-hundredth of a share of Preferred Stock at a price equal to the then-current per share market price of the Company’s Common Stock. Each full share of Preferred Stock will have the same voting power as one share of the Company’s Common Stock.

Any of the provisions of the Rights Agreement may be amended by the Board of Directors of the Company prior to the time that a person becomes an Acquiring Person. From and after the time that a person becomes an Acquiring Person, the provisions of the Rights Agreement may be amended by the Board in order to cure any ambiguity or to make changes which do not adversely affect the interests of holders of Rights (excluding the interests of any Acquiring Person).

A copy of the Rights Agreement has been filed with the Securities and Exchange Commission as an exhibit to a Current Report on Form 8-K dated December 20, 2007.  A copy of the First Amendment to the Rights Agreement (which increased from 15% to 20% the amount of common stock of the Company that a person (other than an “Existing Holder” as defined in the Rights Agreement) must own before becoming an “Acquiring Person”) has been filed with the Securities and Exchange Commission as an exhibit to a Current Report of Form 8-K dated May 1, 2012. Copies of the Rights Agreement and the First Amendment to the Rights Agreement are available free of charge from the Rights Agent. This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, which is incorporated herein by reference.